(212) 474-1009

(212) 474-1465

May 24, 2011

Registration Statement on Form S-4
Filed by Hertz Global Holdings, Inc.
Filed May 9, 2011
File No. 333-174042

Dear Mr. Orlic:

On behalf of our client Hertz Global Holdings, Inc. (the “Company”), set forth below are the responses of the Company to certain comments of the staff of the Division of Corporation Finance, Office of Mergers and Acquisitions (the “Staff”), of the Securities and Exchange Commission (the “Commission”) in the letter from you dated as of May 18, 2011 (the “Comment Letter”), regarding the above-referenced filing (the “Form S-4”).

The Company has filed an amendment to the Form S-4 in the form attached hereto as Exhibit A (“Amendment No. 1”).  Amendment No. 1 includes revised disclosure to address certain of the Staff’s comments in the Comment Letter.  For your convenience, we have enclosed herein four marked copies of Amendment No. 1, which have been marked to show changes made to the Form S-4, as well as four unmarked copies of Amendment No. 1.

For your convenience, the text of each of the Staff’s comments is set forth in bold below, followed in each case by the Company’s response to such comment.  Capitalized terms used but not defined in this letter shall have the meanings specified in the Form S-4.  Please note that all page numbers in the responses are references to the page numbers of Amendment No. 1, unless otherwise noted.

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Background of the Offer, page 26

1.              Hertz discloses that in February 2011, it retained legal and financial advisors.  Hertz does not disclose the activities undertaken by those parties on its behalf, however, between February 2011 and the filing of the registration statement.  With a view toward revised disclosure, please advise us what services were performed for Hertz by these parties prior to the filing of the current registration statement, particularly in light of public remarks made on April 20, 2011 and attributed to Hertz’s CEO, to the effect that Hertz was not currently interested in a transaction with Dollar Thrifty.

The Company respectfully advises the Staff that between February 2011 and the filing of the Form S-4, the Company’s financial and legal advisors assisted the Company in determining whether it was in the Company’s best interest to pursue an acquisition of Dollar Thrifty and advised the Company on various alternatives available to it in the event the Company ultimately decided to pursue an acquisition.  During that period, the Company’s financial and legal advisors provided information to the Company regarding facts and circumstances surrounding Dollar Thrifty, including its financial outlook, its competitive position and valuation methodologies, and the Company’s legal advisors provided advice to the Company regarding the likelihood that Avis would obtain regulatory clearance for a transaction with Dollar Thrifty.

In response to the Staff’s comment, the Company has included the disclosure below on page 44 of Amendment No. 1.

From February 2011 through the beginning of May 2011, Hertz’s financial and legal advisors assisted Hertz in determining whether it was in Hertz’s best interest to pursue an acquisition of Dollar Thrifty and advised Hertz on various alternatives available to it in the event Hertz ultimately decided to pursue an acquisition.  During that period, Hertz’s financial and legal advisors provided information to Hertz regarding facts and circumstances surrounding Dollar Thrifty, including its financial outlook, its competitive position and valuation methodologies, and Hertz’s legal advisors provided advice to Hertz regarding the likelihood that Avis would obtain regulatory clearance for a transaction with Dollar Thrifty.

2.              Similarly, Hertz discloses on Schedule III that it has engaged in significant transactions in Dollar Thrifty common stock within the last 60 days.  With a view toward revised disclosure, please advise us of the nature and intent of these purchases, especially in light of the remarks of Hertz’s CEO noted above.

On April 6, 2011, the Company purchased 100 shares of Dollar Thrifty common stock. From May 3, 2011 to May 6, 2011, the Company purchased 472,599 shares of Dollar Thrifty common stock, representing approximately 1.6% of the outstanding shares of Dollar Thrifty common stock. The Company respectfully advises the Staff that these share purchases were made so that the Company would own a significant number of shares of Dollar Thrifty common stock in the event the Company determined to pursue a potential acquisition of Dollar Thrifty.

The Company also notes that on April 27, 2011, during the Company’s first quarter earnings call, the Company’s CEO made the following statement: “Our lawyers continue to believe that either a brand or a similarly-sized asset sale will be required by Avis before the FTC will agree to a [merger]. Is that [what] is going to happen? Who knows? We’ll just have to continue to monitor the situation. Having said that, I would like to keep today’s Q&A focused on Hertz’s successful operations and save any merger follow-up until there’s something concrete to talk about.”  Attached hereto as Exhibit B are the entirety of the statements regarding Dollar Thrifty made by the Company’s CEO during its first quarter earnings call.

In response to the Staff’s comment, the Company has included the disclosure below on page 70 of Amendment No. 1.

From May 3, 2011 to May 6, 2011, Hertz purchased 472,599 shares of Dollar Thrifty common stock, representing approximately 1.6% of Dollar Thrifty common stock outstanding as of April 29, 2011.  All of the shares of Dollar Thrifty common stock purchased by Hertz were acquired in ordinary brokerage transactions as set forth on Schedule III to this prospectus/offer to exchange.  These shares were purchased in connection with Hertz’s consideration of the possibility of pursuing a potential acquisition of Dollar Thrifty and Dollar Thrifty’s first quarter earnings announcement on May 5, 2011.

Determination of Validity, page 48

3.               Please explain the reference to Rule 14e-4 appearing in this section.

In response to the Staff’s comment, the Company has removed the reference to Rule 14e-4 appearing in this section of the Form S-4 in Amendment No. 1.

Financing of the Offer; Source and Amount of Funds, page 59

4.               Please provide the information required by Item 1007(b) and (d) and Item 1016(b) of Regulation M-A.

The Company respectfully advises the Staff that, as of the date hereof, the Company has not made a specific determination as to how it plans to finance the offer.  The Company further respectfully advises the Staff that it will make the appropriate filings with the Commission to provide the information required by Item 1007(b) and (d) and Item 1016(b) of Regulation M-A once it determines how it will finance the offer.

In response to the Staff’s comment, the Company has included the disclosure below on page 65 of Amendment No. 1.

As of the date of this prospectus/offer to exchange, Hertz has not made a specific determination as to how it plans to finance the offer.

Filings Pursuant to Rule 425 on September 24 and 29, 2010

5.               We note the prior disclosure that, if Dollar Thrifty shareholders voted against the 2010 merger agreement, Hertz would take the offer “permanently off the table” and would “End all efforts to acquire Dollar Thrifty.”  We also note the disclosure that $50 was Hertz’s “best and final” offer.  Please reconcile these statements with the current offer.

As the Staff notes, on September 24, 2010, the Company stated that its offer of approximately $50.00 per share was its “best and final offer” and, on September 29, 2010, the Company stated that if the Dollar Thrifty shareholders voted against the 2010 Merger Agreement it would take its offer “permanently off the table” and it would end all efforts to acquire Dollar Thrifty.  On September 30, 2010, the Dollar Thrifty shareholders voted against the 2010 Merger Agreement.  The next day, on October 1, 2010, the Company terminated the 2010 Merger Agreement and withdrew its application under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.  On October 5, 2010, the Company also withdrew the registration statement on Form S-4 it filed in connection with the 2010 Merger Agreement.

In the intervening seven and one-half months since the statements identified by the Staff were made, several significant developments occurred that ultimately resulted in the Company determining that it would once again seek to acquire Dollar Thrifty and that it would offer consideration to Dollar Thrifty shareholders valued at greater than $50.00 per share.  These developments include improvements in the general economy, improvements in the outlook for the car rental industry, improved performance by Dollar Thrifty and the inability of Avis to demonstrate progress in its attempt to gain regulatory clearance for a potential acquisition of Dollar Thrifty.

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Closing Information

As requested by the Staff in the closing comments of the Comment Letter, attached hereto as Annex A is a written acknowledgment of certain matters by the Company.

If you have any questions regarding the contents of this letter, please contact either of the undersigned at the numbers listed on the cover page of this letter.

Respectfully,

/s/ Scott A. Barshay

/s/ Minh Van Ngo

David L. Orlic, Esq.

Special Counsel

Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Copies to:

Nicholas P. Panos, Esq.

Senior Special Counsel

Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

J. Jeffrey Zimmerman, Esq.

Senior Vice President, General Counsel and Corporate Secretary

Hertz Global Holdings, Inc.

225 Brae Boulevard

Park Ridge, New Jersey 07656

VIA FACSIMILE AND U.S. MAIL

Annex A

The undersigned hereby acknowledges that in connection with the Form S-4 filed on May 9, 2011 (File No. 333-174042), as amended or supplemented:

•                                          should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated:  May 24, 2011

HERTZ GLOBAL HOLDINGS, INC.

By	/s/ J. Jeffrey Zimmerman
	Name:	J. Jeffrey Zimmerman
	Title:	Senior Vice President, General Counsel and Secretary

[Signature page to SEC Response Letter Acknowledgements]

Exhibit A

See Amendment No. 1 to Form S-4 filed by Hertz Global Holdings, Inc. on May 24, 2011

Exhibit B

Excerpts from the Thomson Reuters final transcript of the Company’s first quarter earnings call:

“Now, let me make a couple of brief comments with regard to Dollar/Thrifty transaction, so that later we can use the Q&A time more productively. Seven months ago there was no deal between Avis and Dollar/Thrifty. They only announced that they will work together to obtain FTC clearance of an eventual deal. Seven months later, there has been no ruling or even a comment from the FTC regarding the matter, in the US or in Canada. Nor has Avis has announced a merger agreement or launched a tender offer.”

“Against that background, it is difficult to answer all the what-if questions we have been getting. When the shareholders voted down our proposal in September 2010, everyone urged us to stay in the deal until the end of the year, when there would finally be certainty about Avis’ antitrust status. In hindsight, it was a smart move to pull out of the deal, as there is still no certainty, and we have been able to concentrate 110% on running our business and increasing shareholder value.”

“Our lawyers continue to believe that either a brand or a similarly-sized asset sale will be required by Avis before the FTC will agree to a measure. Is that is going to happen? Who knows? We’ll just have to continue to monitor the situation. Having said that, I would like to keep today’s Q&A focused on Hertz’s successful operations and save any merger follow-up until there’s something concrete to talk about.”